Joseph J. Tomasek, Esq.
77 North Bridge Street
Somerville, New Jersey 08876

(973) 224-1061

Licensed in New York	Of Counsel:
and New Jersey	Mintz & Fraade, P.C.
488 Madison Avenue
New York, N.Y. 10022
(212) 486-2500

June 29, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation finance

100 F Street, NE

Washington, D.C. 20549

Attention:	John Dana Brown
Julie Griffith
Theresa Messinese
Lyn Shenk

Re:	BMP Holdings Inc.
Registration Statement on Form S-1
Filed May 11, 2015
File No. 333-204070

Ladies and Gentlemen,

On behalf of our client, BMP Holdings, Inc. (“BMP” or the “Company”), we submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 5, 2015, relating to the above referenced S-1 Registration Statement on Form S-1 filed via EDGAR with the Commission on May 11, 2015 (the “Registration Statement”). We are concurrently filing via EDGAR this letter and Amendment No. 1 to the Registration Statement (the “Amendment”). For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of Amendment and a copy marked to show all changes from the Registration Statement filed on May 11, 2015.

Set forth below, we have recited the 16 comments of the Staff in bold, italicized type and have followed each comment with the Company’s response, with all page references corresponding to the pages of the Amendment.

U.S. Securities and Exchange Commission

June 29, 2015

Page Two

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully advises the Staff that neither the Company, nor anyone authorized to do so on its behalf, has presented any written or graphic communications, as defined in Rule 405 under the Securities Act, to any potential investors in reliance on Section 5(d) of the Securities Act in connection with its proposed public offering of the Company’s securities. The Company represents to the Commission that to the extent that there are any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, the Company will, supplementally, provide them to the Commission for review. In such case, the Company further confirms that no copies will be retained by potential investors.

Prospectus Summary Information, page 3

Our Business, page 4

2. Please revise the disclosure on the bottom of page 4 to state whether you have financing in place for the opening or acquisition of additional yoga studios in your area.

The Company respectfully advises the Staff that it has revised the disclosure on page 4 to address the Staff’s comment.

Summary of Financial Information, page 7

3. Please revise the line item captions for both fiscal 2014 and 2013 from Stockholders’ Equity to Members’ Deficit.

The Company respectfully advises the Staff that it has revised the captions on page 7 to address the Staff’s comment.

Risk Factors, page 8

4. Please revise your discussion of competition risk to include other outlets consumers use to access yoga, including streaming services, DVD’s and fitness channel workouts, or please tell us why this does not represent a material risk to your business

The Company respectfully advises the Staff that it has revised the discussion of competition risk, now on page 9 of the Amendment, to address the Staff’s comment.

U.S. Securities and Exchange Commission

June 29, 2015

Page Three

We need to raise additional capital, page 10

5. Please reconcile the disclosure in the second paragraph of this risk factor with your statement on page 57 that you “anticipate that additional funding will be obtained in the form of equity financing from the sale of our common stock.” We note similar disclosure about selling additional shares on page 13.

The Company respectfully advises the Staff that it has revised and reconciled the discussion of raising capital for its future needs on pages 10, 13 and 57 of the Amendment to address the Staff’s comment.

Because our sole executive officer, page 10

6. Please briefly address in this risk factor or in the conflict of interest risk factor on the following page what other business activities Mr. Sargent is involved in that would present a conflict of interest with BMP.

The Company respectfully advises the Staff that it has revised the discussion of Mr. Sargent’s potential time commitment conflict of interest in the risk factors on pages 10 and 11 of the Amendment, to address the Staff’s comment. The Company further discloses to the Commission that none of Mr. Sargent’s “other” business activities are not in any way similar or competitive to the business operations of the Company.

Business, page 26

7. We note your disclosures that you intend to expand your business through creating and distributing multimedia educational and promotional tools. Please disclose the estimated amounts and the sources of funds for this expansion, as well as your expected timetable.

The Company respectfully advises the Staff that it has revised and expanded its disclosures, now on page 27 of the Amendment to address the Staff’s comment.

U.S. Securities and Exchange Commission

June 29, 2015

Page Four

Revenue Streams, page 27

8. Please discuss the types of fees you charge, such as membership fees, annual or monthly fees, or per-session fees.

The Company respectfully advises the Staff that it has revised the disclosures on page 27 of the Amendment to address the Staff’s comment.

Note 9: Subsequent Events, page 53

9. Please remove your pro forma balance sheet from the footnotes to the financial statements.

The Company respectfully advises the Staff that it has removed the pro forma balance sheet from the footnotes to the financial statements at page 54 of the Amendment to address the Staff’s comment.

Liquidity and Capital Resources, page 56

10. Please discuss the loans your president has made to you.

The Company respectfully advises the Staff that it has revised the disclosures on page 57 of the Amendment to address the Staff’s comment.

Cash Requirements, page 57

11. Please revise to provide appropriate cross references. We were unable to locate several of the references made in the second paragraph on page 58.

The Company respectfully advises the Staff that it has revised the disclosures in the second paragraph page 58 of the Amendment to address the Staff’s comment.

U.S. Securities and Exchange Commission

June 29, 2015

Page Five

12. We note the reference to “the discussion of a potential $5 million potential private placement” on page 58, but we see no such discussion. Please revise accordingly.

The Company respectfully advises the Staff that it has revised the disclosures on page 58 of the Amendment, addressing the Staff’s comment by deleting the reference to a potential $5 million potential private placement.

Potential Conflicts of Interest, page 60

13. Please revise your document to reconcile the disclosure on page 60 with the remaining disclosure in the prospectus. We note the disclosure on page 60 that you are not aware of any current or potential conflicts of interest with any of your executives or directors. We also note references to conflicts of interest Mr. Sargent may have on pages 10, 11, and 14.

The Company respectfully advises the Staff that it has revised the disclosures in the Amendment to reconcile them to the disclosure on page 60, as well as to the references to Mr. Sargent’s potential conflicts of interest on pages 10, 11 and 14 of the Amendment to address the Staff’s comment.

Financial Statements

14. Please update the financial statements and related disclosures in accordance with Rule 8- 08 of Regulation S-X.

The Company respectfully advises the Staff that it has included the unaudited financial statements of the Company for the quarter ended March 31, 2015, in the Amendment to address the Staff’s comment.

Exhibit 23.1

15. The consent refers to the audit report dated April 30, 2014 with respect to the financial statements of BMP Holdings Inc. The audit report date is April 30, 2015. Please revise.

The Company respectfully advises the Staff that it has revised the audit report date to April 30, 2015 in the consent filed as Exhibit 23.1 of the Amendment to address the Staff’s comment.

U.S. Securities and Exchange Commission

June 29, 2015

Page Six

16. Please provide a consent from your independent accounting firm for the financial statements of Buddhi Mat LLC.

The Company respectfully advises the Staff that it has included the consent of the independent accounting firm who prepared the financial statements of Buddi Mat LLC in the Amendment to address the Staff’s comment.

Please direct any questions or comments regarding this letter and the Amendment to me at: 973-224-1061, email: jtoma4368@aol.com.

Sincerely,

/s/ Joseph J. Tomasek
Joseph J. Tomasek